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                               August 17, 2023

       Ka Fai Yuen
       Chief Executive Officer
       TOP Financial Group Ltd
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: TOP Financial Group
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed June 30, 2023
                                                            File Number
333-273066

       Dear Ka Fai Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Registration Statement on Form F-3 Amended July 21, 2023

       Enforceability of Civil Liabilities, page 27

   1. We note that you state that "substantially all our assets are located in the United States."
                                                        However, your 20-F for
the fiscal year ended March 31, 2023 states that substantially all your assets are located
in Hong Kong. Revise the registration statement to clarify this apparent inconsistency.
   2.                                                   Your registration
statement states that "some" of your directors and officers are residents or citizens of
countries "other than the United States." The 20-F for the fiscal year ended
                                                        March 31, 2023 states
that "all" of your directors and officers are nationals or residents of
 Ka Fai Yuen
TOP Financial Group Ltd
August 17, 2023
Page 2
         jurisdictions other than the United States. Revise this section to clarify this inconsistency.
        You may contact John Stickel at (202) 551-3324 or Chris Windsor, Legal Branch Chief, at (202) 551-3419 with any questions.



FirstName LastNameKa Fai Yuen                                   Sincerely,
Comapany NameTOP Financial Group Ltd
                                                                Division of
Corporation Finance
August 17, 2023 Page 2                                          Office of
Finance
FirstName LastName